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                             October 20, 2022

       Mark Kay
       Chief Executive Officer
       Zerify, Inc.
       1090 King Georges Post Road, Suite 603
       Edison, NJ 08837

                                                        Re: Zerify, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed October 12,
2022
                                                            File No. 024-12026

       Dear Mark Kay:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
       Legal Branch Chief, at (202) 551-7951 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Joseph Emas